Filed by Barrick Gold Corporation (Commission File No. 001-09059)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Newmont Mining Corporation
Commission File No.:  001-31240

The following press release was issued by Barrick Gold Corporation on February 25, 2019.

BARRICK PROPOSES MERGER WITH NEWMONT
AS AN UNPRECEDENTED VALUE CREATION OPPORTUNITY
FOR SHAREHOLDERS

●	All-share transaction offering far superior value to Newmont’s proposed acquisition of Goldcorp
●	At-market exchange ratio of 2.5694 Barrick shares for each Newmont share
●	Over $7 billion net present value (pre-tax) of real synergies[1]
●	Substantial NAV and cash flow accretion
●	Strong executive leadership with demonstrated record of value creation
●	Creation of the premier gold investment vehicle

CAPTURING THE MISSING BILLIONS1

ALL AMOUNTS EXPRESSED IN U.S. DOLLARS

Toronto, February 25, 2019  -  Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) today announced that it has made a proposal to the Newmont Mining Corporation (NYSE:NEM) Board of Directors to merge with Newmont in an all-share transaction, saying a combination of the two would form the world’s best gold company with unprecedented potential for value creation.

Barrick President and CEO Mark Bristow said the proposed merger is expected to unlock more than $7 billion net present value (pre-tax) of real synergies1, a major portion of which is generated by combining the two companies’ highly complementary assets in Nevada, including Barrick’s significant mineral endowments and Newmont’s processing plants and infrastructure.

“The combination of Barrick and Newmont will create what is clearly the world’s best gold company, with the largest portfolio of Tier One gold assets2 and the highest level of free cash flow to drive future growth and support sustainable shareholder returns, run by a management team with an unparalleled record of delivering value,” he said.

Bristow said the Barrick/Newmont deal was a logical and long overdue imperative for shareholders that would be far superior to Newmont’s proposed acquisition of Goldcorp Inc., with expected Barrick/Newmont annual synergies 7.5 times larger than the quoted annual synergies for the Newmont/Goldcorp transaction.1  The Barrick/Newmont merger would result in an estimated 14 percent uplift in Newmont’s current NAV per share,3 offering Newmont shareholders an investment in a company of a much higher quality with a better asset base, significant liquidity, a strong balance sheet and a proven management team.

Similarly, the Barrick/Newmont merger is expected to result in a significant uplift in Barrick NAV per share from synergies, plus the opportunity for improvement in Barrick’s trading multiple from compelling financial, strategic, scale and liquidity advances.  Bristow noted that the proposed merger would secure Nevada’s position as the world’s most prospective gold region.  The efficient rationalization of the two companies’ assets would position the Nevada assets to deliver more than 20 years of profitable production for the benefit of shareholders, employees, local communities and the economy of Nevada.

“Most important, it will enable us to consider our Nevada assets as one complex, which will result in better mine planning and fully realize the state’s enormous geological potential for all stakeholders,” he said.

“Considered globally, the merger represents a radical and long-overdue restructuring of the gold industry, and a transformative shift from short-term survival tactics to the long-term creation of sustainable value,” Bristow said.

“The optimization of Barrick’s asset portfolio is ongoing.  Post-combination with Newmont, our teams would review the combined portfolio applying the same quality and strategic filters currently in place at Barrick with the goal of maintaining the best production, project and exploration assets in the industry.”  Executing on additional rationalization opportunities is expected to enable further shareholder returns.

The Barrick proposal to Newmont is for a merger in which each Newmont shareholder would receive 2.5694 Barrick shares per Newmont share, representing an at-market transaction based on the volume-weighted average trading prices of the shares of Barrick and Newmont on the New York Stock Exchange over the 20 trading days ended February 20, 2019, being the last trading day before the day on which news of this transaction was broadly leaked through the financial press.  Barrick shareholders would own approximately 55.9 percent of the merged company and Newmont shareholders would own approximately 44.1 percent.  The combined company intends to match Newmont’s annual dividend of $0.56 per share which, based on the proposed exchange ratio, will represent a pro forma annual dividend of $0.22 per Barrick share (compared to the current annual dividend of $0.16 per Barrick share).4

The Barrick proposal constitutes a significantly superior alternative to Newmont’s previously announced agreement to acquire Goldcorp.  In addition to the strategic benefits of the proposal, the combination of Barrick and Newmont would be materially more accretive on all key financial metrics for Newmont shareholders than Newmont’s proposed acquisition of Goldcorp, including NAV per share and cash flow per share accretion estimated to be approximately 14 percent and 9 percent, respectively. The combined company will be run by a best-in-class management team with a track record of delivering shareholder value, as opposed to Newmont’s announced plan to appoint an untested CEO and management team after the proposed acquisition of Goldcorp.

In light of the compelling rationale for a Barrick/Newmont combination, and the importance of allowing the companies’ respective shareholders to capitalize on the benefits of the proposed transaction sooner rather than later, Barrick is releasing the following letter to Newmont’s Board of Directors publicly so that both Barrick and Newmont stakeholders will have the opportunity to fully evaluate this compelling proposal.  In addition, on Friday a subsidiary of Barrick submitted a shareholder proposal, to be voted on at the next Newmont annual meeting of stockholders, to preserve the ability of Newmont’s shareholders to call a special stockholders meeting to ensure that if Newmont shareholders vote down the Goldcorp deal, they are in a position to take action that will allow them to claim their share of the missing billions.

Board of Directors
Newmont Mining Corporation
6363 South Fiddler’s Green Circle
Greenwood Village, Colorado 80111

Attn:	Noreen Doyle, Chair of the Board of Directors
Gary J. Goldberg, President and Chief Executive Officer

February 25, 2019

Dear Noreen and Gary:

As you know our companies have on many occasions discussed in considerable detail the merits of combining Barrick Gold Corporation (“Barrick”) and Newmont Mining Corporation (“Newmont”).  A combination of Barrick and Newmont would represent a unique, once in a lifetime opportunity to create the unrivalled leader in the gold sector and generate significant – and in our industry, unparalleled – value creation for our shareholders. Given the superior and obvious benefits to shareholders and other stakeholders that a business combination between our two companies would create, we were surprised and disappointed to learn that Newmont had agreed to combine with Goldcorp Inc. (“Goldcorp”) – a combination that would provide minimal real synergies and dilute the quality of Newmont’s asset portfolio.

On behalf of Barrick, we are pleased to submit this proposal (our “Proposal”) to acquire all of the outstanding shares of Newmont common stock (“Newmont Shares”) in an all-share transaction.

As outlined in more detail below, our Proposal represents a unique and highly attractive opportunity to deliver substantial shareholder value and build on the accomplishments of our respective businesses.  A combination of our companies would result in significant value creation opportunities for the combined company that are not available to our respective companies if they continue to operate independently of each other and are far superior to the value that would result from Newmont’s proposed acquisition of Goldcorp.  In addition to other strategic, financial and operational benefits, our Proposal offers Newmont shareholders the opportunity to fully participate in that value creation and the over $7 billion net present value of real synergies expected to result from our proposed combination, and we are confident your shareholders will enthusiastically support our proposal as a superior alternative to the Goldcorp acquisition.

Value and Consideration

Barrick proposes to acquire all of the outstanding Newmont Shares in an all-share transaction.  Under our Proposal, Newmont shareholders would receive 2.5694 common shares of Barrick (“Barrick Shares”) per outstanding Newmont Share, representing an at-market transaction based on the volume-weighted average trading prices of Barrick Shares and Newmont Shares on the New York Stock Exchange over the 20 trading days ended February 20, 2019, being the last trading day before the day on which news of this transaction was broadly leaked in the financial press.

Newmont shareholders would hold approximately 44.1% of the issued and outstanding Barrick Shares after giving effect to the combination and would have the opportunity to participate in the significant upside of the combined company’s future prospects and synergies.

The market reaction to date to your Goldcorp transaction suggests that investors do not endorse your rationale for the transaction and have concerns about the condition of Goldcorp’s asset base. On the day of announcement, your market capitalization dropped by more than the estimated present value of the synergies you announced.

In contrast, our recent at-market combination with Randgold Resources was roundly applauded by both sets of shareholders as a more appropriate way of combining two companies and unlocking real value for shareholders.  That Barrick-Randgold combination has generated over $5 billion of combined value for Barrick and former Randgold shareholders.

We are confident that our Proposal offers far superior value for Newmont shareholders than is available to them under the Arrangement Agreement between Newmont and Goldcorp (the “Goldcorp Arrangement Agreement”).

Securing the Long Term Future of Nevada

This proposed business combination will result in value creation opportunities that are not available to our respective companies if they continue to operate independently of each other.  In particular, a large portion of Barrick and Newmont’s reserves, operations and development projects in Nevada are highly complementary and located in close geographic proximity.  This would offer a unique opportunity for a more efficient, streamlined organization with a dramatic impact on our combined cost structure.  In short, this combination would allow us to capture financial, strategic and operational synergies in an amount that would be unprecedented in our industry and unavailable from any other combination.

The realization of these synergies would secure the long term future of the Nevada gold industry and ensure that Nevada’s unique mineral endowment and potential is fully utilized. These synergies will allow us to lower operating costs, increase reserves and resources and significantly extend profitable mine lives for the benefit of not only our shareholders, but our employees, the local communities and the economy of Nevada as a whole. Based on our prior work with you and our unique knowledge of our collective asset base, we are confident these synergies can be realized.

Creation of the Unrivalled Leader

A combination of Barrick and Newmont would create the unrivalled leader in the gold sector.  The combined company would have a significantly improved capacity for free cash flow generation due to our ownership of 8 Tier One gold assets, which will provide greater flexibility to invest in profitable growth and return cash to shareholders.  Without question, our combination would create the industry’s best gold investment vehicle and a business of sufficient merit that would attract generalist and yield-oriented investors as well.

The transaction would create a company with:

●	8 Tier One gold assets, with a possible 9th in Goldrush/Fourmile;

●	unmatched cash flow generation;

●	the senior gold sector’s strongest balance sheet, which will fund growth and shareholder returns;

●	an unrivalled exploration and development portfolio covering all of the world’s major gold districts;

●	a known senior executive team with one of the industry’s best track records for creating value for shareholders;

●
revenues of approximately $15.6 billion, operating cash flow of approximately $4.6 billion and adjusted EBITDA of approximately $7.0 billion, based on 2018 reported results and after giving effect to the considerable anticipated synergies of this transaction;

●	total gold reserves of 141 million ounces and total gold resources of 275 million ounces;

●	a market capitalization and enterprise value that will attract new investors and enable future growth opportunities;

●	trading liquidity that will dwarf the liquidity of any other company in the gold industry; and

●	a strong business that would rival the world’s top resource companies, attracting both gold and generalist investors.

Working Together = Opportunity for Our Employees

People are a vital component of the success of any enterprise, and we highly value the talent and skills inherent in a world class organization such as Newmont.  Our teams know each other well and we can assure you that the combined company will utilize a best in class approach, such that the best available people from each company will work together to move the combined company forward.  Your employees and other stakeholders will benefit from the expanded opportunities available as part of a larger, stronger organization with better longer term prospects.

Portfolio Optimization

The optimization of Barrick’s asset portfolio is ongoing. After a combination with Newmont, our combined teams would review the combined portfolio applying the same quality and strategic filters currently in place at Barrick with the goal of maintaining the best production, project and exploration assets in the best jurisdictions. Any proceeds received from the rationalization process would be used to fund debt reduction and returns to shareholders. Given the combined strength of Barrick and Newmont, we will be under no time constraints to conduct dispositions, and will only do so if they add value.

Dividends

The combined company will match Newmont’s annual dividend of $0.56 per share which, based on the proposed exchange ratio, will represent a pro forma annual dividend of $0.22 per Barrick Share.  Going forward, our combined scale, stability and liquidity would allow for a more optimal allocation of capital and return of capital to shareholders.  Ultimately, it is clear that the benefits of the financial, strategic and operational synergies, selective divestitures of non-core assets and more disciplined growth would position the combined company to grow the dividend over time and consider other alternatives to return capital to shareholders.

Next Steps

It is in the interests of our respective shareholders to progress this transaction as expeditiously as possible.  We have completed extensive due diligence and analysis of this transaction based on publicly available information.  As a result, our diligence requirements are limited and confirmatory in nature and would be able to be addressed within a compressed timeframe.

We are aware of the restrictions imposed under the Goldcorp Arrangement Agreement on your ability to consider our Proposal.  Section 5.9(e) of the Goldcorp Arrangement Agreement explicitly contemplates Newmont engaging in negotiations and providing diligence if it receives a “bona fide written Newmont Acquisition Proposal that did not result from a breach of this Section 5.9 (and has not been withdrawn) and the Newmont Board determines, in good faith after consultation with its outside financial and legal advisors, that such Newmont Acquisition Proposal constitutes or would reasonably be expected to constitute a Newmont Superior Proposal (disregarding, for the purposes of such determination, any due diligence or access condition to which such Newmont Acquisition Proposal is subject)”.  Our Proposal to acquire 100% of the Newmont Shares constitutes a “bona fide written Newmont Acquisition Proposal” under the terms of the Goldcorp Arrangement Agreement.  In addition, we are confident that the Newmont board of directors must and will conclude in good faith that our Proposal constitutes a “Newmont Superior Proposal” because it would clearly result in a transaction that is more favourable, from a financial point of view, to Newmont shareholders than the transactions contemplated by the Goldcorp Arrangement Agreement and is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of our Proposal and Barrick.  Accordingly, the Newmont board of directors will be permitted under the Goldcorp Arrangement Agreement, and will be required by its fiduciary duties, to engage in discussions and negotiations with us with respect to our Proposal.

CIBC Capital Markets and M. Klein and Company, Inc. are acting as our financial advisors.  Our legal advisors are Cravath, Swaine & Moore LLP and Davies Ward Phillips & Vineberg LLP.

Approvals and Conditions

This Proposal has been reviewed and approved by Barrick’s Board of Directors, which is unanimously supportive of this transaction.  We are prepared, promptly following the termination of the Goldcorp Arrangement Agreement, to enter into a merger agreement in customary form that would provide materially greater value to your shareholders over both the short and long term.

The completion of this transaction would be conditioned only on termination of the Goldcorp Arrangement Agreement, the negotiation and execution of a definitive merger agreement, approvals by Barrick and Newmont shareholders, the receipt of the necessary regulatory approvals and other customary conditions.  We do not anticipate any difficulties or delays in obtaining the required regulatory approvals.  Our Proposal is not subject to any financing condition.

*   *   *   *   *

There is no other transaction in our industry that can create better value for shareholders and other stakeholders than a business combination between Newmont and Barrick.  We are confident that after you have considered our Proposal, you will agree that our Proposal constitutes a “Newmont Superior Proposal” under the terms of the Goldcorp Arrangement Agreement and that our Proposal presents a compelling opportunity for your shareholders.  The time has come to execute on this combination, and further delay simply costs all of our shareholders not only their share of $7 billion in value that can be captured but also an opportunity to own the unrivalled leader and premier gold investment in the marketplace.  We look forward to hearing from you promptly.

Yours truly,

/s/ John L. Thornton	/s/ Mark Bristow
John L. Thornton	Mark Bristow
Executive Chairman	President and Chief Executive Officer

Additional Information and Where to Find It

Barrick may file a registration statement on Form F-4 containing a prospectus of Barrick with the SEC in connection with the proposed transaction or a proxy statement (the “Barrick Proxy”) in connection with Newmont’s special meeting of stockholders.  Any definitive proxy statement or final prospectus will be sent to the stockholders of Newmont.  Investors and security holders are urged to read the Barrick Proxy, the prospectus and any other relevant document filed with the SEC if and when they become available, because they will contain important information about Barrick, Newmont and the proposed transaction.  The Barrick Proxy, the prospectus and other documents relating to the proposed transaction (if and when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents (if and when they become available) can also be obtained free of charge from Barrick by directing a request to: Barrick Investor Relations: +1 416 861-991, toll free (North America) at 1-800-720-7415 and 161 Bay Street, Suite 3700, Toronto, Ontario M5J 2S1, Canada.

Participants in Solicitation

This communication is a not a solicitation of a proxy from any investor or securityholder.  However, Barrick and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from Newmont stockholders in connection with Newmont’s special meeting of stockholders under the rules of the SEC. Certain information about the directors and executive officers of Barrick may be found in its 2017 Annual Report on Form 40-F filed with the SEC on March 26, 2018. Additional information regarding the interests of these participants will also be included in the proxy statement and the prospectus regarding the proposed transaction if and when they become available.  These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Information

This press release contains statements which are, or may be deemed to be, “forward-looking statements” (or “forward-looking information”), under applicable securities laws including for the purposes of the US Private Securities Litigation Reform Act of 1995.  Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of Barrick about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.  The forward-looking statements contained in this press release include statements relating to (i) Barrick’s proposal to merge with Newmont in an all-share transaction, (ii) the expected impact of such a transaction on Barrick and Newmont, including the potential for real pre-tax synergies (and the net present value of any such synergies) as well as effects on and, as applicable, estimates of, Barrick’s portfolio of Tier One gold assets, NAV per share, revenues, Adjusted EBITDA, reserves and resources, market capitalization, trading liquidity, cash flow per share and free cash flow, (iii) Nevada’s position as the most prospective gold region, (iv) creation of the industry’s best gold investment vehicle, and Barrick’s ability to attract gold, generalist and yield-seeking investors, (v) opportunities for employees and other stakeholders, (vi) potential optimization of Barrick’s asset portfolio and the use of proceeds from any rationalization, (vii) the expected timing and scope of the Newmont transaction, including timing and receipt of necessary regulatory approvals and satisfaction of conditions, (viii) Barrick’s future dividend payments or policies, and (ix) other statements other than historical facts.  Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved.

Although Barrick believes that the expectations reflected in such forward-looking statements are reasonable, Barrick can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.  These factors include: risks relating to Newmont’s response to Barrick’s proposal and Barrick’s ability to engage with Newmont and its board of directors; Barrick and Newmont’s respective credit ratings; local and global political and economic conditions; Barrick’s economic model; liquidity risks; fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); financial services risk; the risks associated with each of Barrick and Newmont’s brand, reputation and trust; environmental risks; safety and technology risks; the ability to realise the anticipated benefits of the proposed transaction or implementing the business plan for Barrick following such transaction, should it occur, including as a result of a delay in its completion or difficulty in integrating the businesses of the companies involved; risks relating to the ultimate outcome of any possible transaction between Barrick and Newmont, including the possibilities that Newmont will reject a transaction with Barrick or that Barrick will not pursue a transaction with Newmont, the risk that the conditions to completion of the transaction will not be satisfied; the risk that any shareholder approval of the transaction will not be obtained from the relevant shareholders; the risk that required regulatory approvals necessary to complete the transaction will not be obtained, or that conditions will be imposed in connection with such approvals that will increase the costs associated with the transaction or have other negative implications for Barrick following the transaction; the risk that litigation relating to the transaction may be commenced which may prevent, delay or give rise to significant costs or liabilities on the part of Barrick and/or Newmont; the risk that the focus of management’s time and attention on the transaction may detract from other aspects of the respective businesses of Barrick and Newmont; the risk that a material decrease in the trading price of Barrick common shares may occur; the risk that Barrick may not be able to retain key employees of Newmont following the transaction; the risk that the benefits from the potential transaction (including estimated synergies and savings, years of profitable production in Nevada, premium values and value creation for Newmont and Barrick shareholders and financial benefits from the potential transaction) may not be achieved or, if achieved, will not be achieved on the scale anticipated; changes in or enforcement of national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which Barrick and Newmont carry on business or in which Barrick may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; legal or regulatory developments and changes; the outcome of any litigation, arbitration or other dispute proceeding; the impact of any acquisitions or similar transactions; competition and market risks; the impact of foreign exchange rates; pricing pressures; the possibility that future exploration results will not be consistent with expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; and business continuity and crisis management.  Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.  Such forward-looking statements should therefore be construed in the light of such factors.

Neither Barrick nor any of its associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this press release will actually occur.  You are cautioned not to place undue reliance on these forward-looking statements.  Other than in accordance with their legal or regulatory obligations, Barrick is not under any obligation, and Barrick expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Technical Information

The technical and scientific information contained in this press release in respect of Barrick has been reviewed and approved for release by Rodney Quick, mineral resource management and evaluation executive of Barrick and Rick Sims, Registered Member SME, Vice President, Reserves and Resources of Barrick, each a “Qualified Person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Third Party Data

Certain comparisons of Barrick, Newmont and their industry peers are based on data obtained from Wood Mackenzie. Wood Mackenzie is an independent third party research and consultancy firm that provides data for, among others, the metals and mining industry. Wood Mackenzie does not have any affiliation to Barrick.

Other than in respect of its own mines, Barrick does not have the ability to verify the data or information obtained from Wood Mackenzie and the non-GAAP financial performance measures used by Wood Mackenzie may not correspond to the non-GAAP financial performance measures calculated by Barrick, Newmont or their respective industry peers. For more information on these non-GAAP financial performance measures see Endnote 2.

Endnotes

1.
Barrick synergies are projected over a twenty year period, assuming analyst consensus commodity prices and a 5% discount rate. Comparison of expected synergies from Barrick/Newmont transaction to quoted synergies from Newmont/Goldcorp transaction represents annual average pre-tax synergies for first five full years (2020 – 2024).

2.
A Tier One gold asset is a mine with a stated mine life in excess of 10 years with annual production of at least five hundred thousand ounces of gold and total cash cost per ounce within the bottom half of Wood Mackenzie’s cost curve tools (excluding state-owned and privately owned mines). Total cash cost per ounce is based on data from Wood Mackenzie as of August 31, 2018, except in respect of Barrick’s mines where Barrick relied on its internal data which is more current and reliable. The Wood Mackenzie calculation of total cash cost per ounce may not be identical to the manner in which Barrick calculates comparable measures. Total cash cost per ounce is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Total cash cost per ounce should not be considered by investors as an alternative to cost of sales or to other IFRS measures. Barrick believes that total cash cost per ounce is a useful indicator for investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

3.
Based on consensus NAV.  NAV per Newmont share accretion is defined as (A) Barrick’s current NAV, plus Newmont’s current NAV, plus the NPV of after-tax synergies, less the $650 million break fee agreed to by Newmont’s board of directors, divided by pro forma fully-diluted shares outstanding, and adjusted for the exchange ratio, divided by (B) Newmont’s current NAV, divided by Newmont’s current fully-diluted shares outstanding. Pro forma fully-diluted shares outstanding was derived by adding Barrick’s current fully-diluted common shares outstanding and the additional common shares to be issued by Barrick to Newmont shareholders pursuant to the proposed transaction. “NAV” or “net asset value” is intended to provide additional information only and is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.  NAV is based on research analyst consensus estimates and the NPV of after-tax synergies is based on Barrick’s internal modelling of synergies.  The calculation of pro forma NAV reflects the payment of the break-fee in respect of the Newmont/Goldcorp transaction (without regard to any potential adjustments from resulting tax savings) but excludes one-time transaction-related expenses for both Barrick/Newmont and Newmont/Goldcorp. Barrick uses NAV because it believes that this non-GAAP measure is a metric commonly used across the industry to compare the relative value of the asset portfolios of mining companies.

4.
Targeted annual dividends represents management’s current expectations and are “forward-looking statements”.  See cautionary statement above regarding forward-looking statements. Dividends for the last three quarters of 2019 have not yet been approved or declared by Barrick’s Board of Directors.  Investors are cautioned that such statements with respect to future dividends are non-binding. The declaration and payment of future dividends remain at the discretion of the Board of Directors and will be determined based on Barrick’s financial results, balance sheet strength, cash and liquidity requirements, future prospects, gold and commodity prices, and other factors deemed relevant by the Board of Directors. The Board of Directors reserves all powers related to the declaration and payment of dividends.  Consequently, in determining the dividend to be declared and paid on the common shares of Barrick, the Board of Directors may revise or terminate the payment level at any time without prior notice.  As a result, investors should not place undue reliance on such statements.

5.
The potential pro forma adjusted EBITDA figure of $7.0 billion referenced in the attached letter was derived by adding (i) the adjusted EBITDA reported by Barrick in its Q4 2018 Report issued on February 13, 2019, (ii) the operating profit reported by Randgold Resources Limited in its Q4 2018 Report issued on February 13, 2019 (adjusted to exclude depreciation and amortization) and (iii) the adjusted EBITDA reported by Newmont in its press release dated February 21, 2019 reporting its full year and fourth quarter 2018 results, and making certain adjustments to give effect to the anticipated synergies of a potential transaction.  “Adjusted EBITDA” is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Barrick uses adjusted EBITDA because it believes that this non-GAAP financial performance measure is an important indicator of recurring operations, as it excludes items that may not be indicative of, or are unrelated to, their core operating results, and provides a measure of profitability. For more detail on Barrick’s use of adjusted EBITDA, see pages 19, 74 and 75 of the MD&A accompanying Barrick’s audited financial statements for the year ended December 31, 2018.

6.
The potential pro forma reserves and resources figures of 141 million ounces and 275 million ounces, respectively, referenced in the attached letter are stated on an attributable basis and were derived by adding (i) the reserves and resources reported by Barrick in its Q4 2018 Report issued on February 13, 2019, (ii) the reserves and resources reported by Barrick in Randgold’s Q4 Report issued on February 13, 2019 and (iii) the reserves and resources reported by Newmont in its press release dated February 21, 2019 reporting its 2018 Reserves and Resources and its annual report on Form 10-K for the fiscal year ended December 31, 2018. Pro forma resources are inclusive of reserves but exclusive of inferred resources of 53 million ounces. Barrick reported proven reserves of 344.6 million tonnes grading 2.15 g/t, representing 23.9 million ounces of gold; probable reserves of 900.2 million tonnes grading 1.33 g/t, representing 38.4 million ounces of gold; measured resources of 405.3 million tonnes grading 0.93 g/t, representing 12.2 million ounces of gold; indicated resources of 1,568.1 million tonnes grading 1.52 g/t, representing 76.7 million ounces of gold; inferred resources of 852.9 million tonnes grading 1.22 g/t, representing 33.5 million ounces of gold. Randgold reported proven reserves of 29.7 million tonnes grading 3.4 g/t, representing 3.2 million ounces of gold; probable reserves of 69.1 million tonnes grading 4.3 g/t, representing 9.6 million ounces of gold; measured resources of 39.6 million tonnes grading 3.7 g/t, representing 4.7 million ounces of gold; indicated resources of 115.6 million tonnes grading 3.8 g/t, representing 14.1 million ounces of gold; inferred resources of 45.7 million tonnes grading 2.8 g/t, representing 4.2 million ounces of gold. Newmont reported proven reserves of 563.0 million tonnes grading 1.18 g/t, representing 21.3 million ounces of gold; probable reserves of 1.2 billion tonnes grading 1.19 g/t, representing 44.1 million ounces of gold; measured resources of 302.8 million tonnes grading 0.60 g/t, representing 5.9 million ounces of gold; indicated resources of 1.5 billion tonnes grading 0.71 g/t, representing 33.5 million ounces of gold; inferred resources of 480.5 million tonnes grading 1.01 g/t, representing 15.6 million ounces of gold.  Barrick and Newmont reported resources are exclusive of reserves; Randgold reported resources are inclusive of reserves.  The pro forma reserves and resources are provided for illustrative purposes only. Barrick, Randgold and Newmont calculate such figures based on different standards and assumptions, and accordingly such figures may not be directly comparable and the potential pro forma reserves and resources may be subject to adjustments due to such differing standards and assumptions. In particular, Barrick mineral reserves and resources have been prepared according to Canadian Institute of Mining, Metallurgy and Petroleum 2014 Definition Standards for Mineral Resources and Mineral Reserves as incorporated by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, which differ from the requirements of U.S. securities laws. Randgold reports its reserve and resources in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves standards and guidelines published and maintained by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists and Minerals Council of Australia (the JORC (2012) Code). Barrick has reconciled the Randgold reserves and resources to National Instrument 43-101 and there are no material differences. Newmont’s reported reserves are prepared in compliance with Industry Guide 7 published by the SEC, however, the SEC does not recognize the terms “resources” and “measured and indicted resources”. According to its public disclosure, Newmont has determined that its reported “resources” would be substantively the same as those prepared using Guidelines established by the Society of Mining, Metallurgy and Exploration (SME) and that its reported measured and indicated resources (combined) are equivalent to “Mineralized Material” disclosed in its annual report on Form 10-K.